Exhibit 99.1
GLASS HOUSE BRANDS INC.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2024 AND 2023

GLASS HOUSE BRANDS INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Glass House Brands Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Glass House Brands Inc. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with the accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company's auditor since 2020.
/s/ Macias Gini & O’Connell LLP
Los Angeles, California
March 25, 2025
PCAOB ID Number 324

GLASS HOUSE BRANDS INC.
Consolidated Balance Sheets
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	As of December 31,
	2024	2023
ASSETS
Current Assets:
Cash	$33,923	$29,524
Restricted Cash	3,000	3,000
Accounts Receivable, Net	5,221	3,979
Income Taxes Receivable	1,929	—
Prepaid Expenses and Other Current Assets	7,775	3,873
Inventory	14,252	8,840
Total Current Assets	66,100	49,216
Operating Lease Right-of-Use Assets, Net	8,168	8,960
Finance Lease Right-of-Use Assets, Net	2,568	1,900
Long Term Investments	2,341	2,327
Property, Plant and Equipment, Net	212,252	215,686
Intangible Assets, Net	14,200	21,213
Other Assets	4,873	4,473
TOTAL ASSETS	$310,502	$303,775
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$31,128	$26,932
Income Taxes Payable	2,408	7,879
Contingent Shares Payable and Earnout Liabilities	20,265	34,589
Shares Payable	2,579	8,570
Current Portion of Operating Lease Liabilities	1,565	1,452
Current Portion of Finance Lease Liabilities	889	387
Current Portion of Notes Payable	7,644	7,550
Total Current Liabilities	66,478	87,359
Operating Lease Liabilities, Net of Current Portion	6,860	7,704
Finance Lease Liabilities, Net of Current Portion	1,688	1,520
Other Non-Current Liabilities	20,869	5,443
Notes Payable, Net of Current Portion	50,552	56,513
TOTAL LIABILITIES	146,447	158,539
MEZZANINE NON-CONTROLLING INTEREST:
GH Group, Inc. Preferred Series B Shares (no par value, 55,000 shares authorized, 49,969 shares issued and outstanding as of December 31, 2024 and December 31, 2023)	65,084	57,545
GH Group, Inc. Preferred Series C Shares (no par value, 5,000 shares authorized, 5,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023)	6,279	5,608
GH Group, Inc. Preferred Series D Shares (no par value, 15,000 shares authorized, 15,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023)	15,000	15,000
SHAREHOLDERS’ EQUITY:
Multiple Voting Shares (No par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of December 31, 2024 and December 31, 2023)	—	—
Subordinate Voting Shares (No par value, unlimited shares authorized, 69,888,086 and 61,986,686 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	—	—
Exchangeable Shares (No par value, unlimited shares authorized, 7,017,866 and 8,953,951 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	—	—
Additional Paid-In Capital	306,652	280,696
Accumulated Deficit	(190,416)	(190,935)
Total Shareholders’ Equity Attributable to the Company	116,236	89,761
Non-Controlling Interest	(38,544)	(22,678)
TOTAL SHAREHOLDERS' EQUITY	164,055	145,236
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$310,502	$303,775
See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Consolidated Statements of Operations
(Amounts Expressed in United States Dollars in Thousands, Except Share and Per Share Data, Unless Otherwise Stated)

	Year Ended December 31,
	2024	2023
Revenues, Net	$200,898	$160,836
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	103,505	79,867
Gross Profit	97,393	80,969
Operating Expenses:
General and Administrative	60,126	52,914
Sales and Marketing	2,418	2,838
Professional Fees	7,768	7,304
Depreciation and Amortization	15,044	14,627
Impairment Expense for Goodwill	—	37,912
Impairment Expense for Intangible Assets	6,300	14,903
Total Operating Expenses	91,656	130,498
Income (Loss) from Operations	5,737	(49,529)
Other (Income) Expense:
Interest Expense	9,184	9,819
Interest Income	—	(45)
(Gain) Loss on Equity Method Investments	(14)	2,102
(Gain) Loss on Change in Fair Value of Derivative Asset	(690)	28
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(13,724)	24,399
Other (Income) Expense, Net	(238)	2,286
Total Other (Income) Expense, Net	(5,482)	38,589
Income (Loss) from Operations Before Provision for Income Taxes	11,219	(88,118)
Provision for Income Taxes	10,498	9,943
Net Income (Loss)	721	(98,061)
Net Income Attributable to Non-Controlling Interest	202	209
Net Income (Loss) Attributable to the Company	$519	$(98,270)

Loss Per Share - Basic	$(0.21)	$(1.62)
Loss Per Share - Diluted	$(0.21)	$(1.62)

Weighted-Average Shares Outstanding - Basic	75,229,075	72,028,902
Weighted-Average Shares Outstanding - Diluted	75,229,075	72,028,902
See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Equity Shares	Exchangeable Voting Shares	Additional Paid- In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Non-Controlling Equity Preferred Series B	Mezzanine Non-Controlling Equity Preferred Series C	Mezzanine Non-Controlling Equity Preferred Series D	Non- Controlling Interest	TOTAL SHAREHOLDERS’ EQUITY
BALANCE AS OF DECEMBER 31, 2022	4,754,979	55,653,855	12,566,550	$261,527	$(92,665)	$168,862	$51,774	$4,760	$—	$(4,262)	$221,134
Net Income (Loss)	—	—	—	—	(98,270)	(98,270)	—	—	—	209	(98,061)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	7,637	—	7,637	—	—	—	—	7,637
Shares Issued for Shares Payable - Plus Business Acquisition	—	1,300,006	—	4,446	—	4,446	—	—	—	—	4,446
Issuance of Series C Preferred Shares and Warrants	—	—	—	84	—	84	—	216	—	—	300
Adjustment of Series C Preferred Shares to Redemption Value	—	—	—	—	—	—	—	84	—	(84)	—
Issuance of Series D Preferred Shares and Warrants	—	—	—	5,709	—	5,709	—	—	9,291	—	15,000
Adjustment of Series D Preferred Shares to Redemption Value	—	—	—	—	—	—	—	—	5,709	(5,709)	—
Shares Issued for Conversion of Exchangeable Shares	—	3,612,599	(3,612,599)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	1,149,163	—	—	—	—	—	—	—	—	—
Shares Issued for Payment of Interest on Convertible Debentures	—	271,063	—	1,293	—	1,293	—	—	—	—	1,293
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	(182)	(182)
Dividends - Preferred Shareholders	—	—	—	—	—	—	5,771	548	—	(12,650)	(6,331)
BALANCE AS OF DECEMBER 31, 2023	4,754,979	61,986,686	8,953,951	$280,696	$(190,935)	$89,761	$57,545	$5,608	$15,000	$(22,678)	$145,236

See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Subordinate Equity Shares	Exchangeable Voting Shares	Additional Paid- In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Non- Controlling Equity Preferred Series B	Mezzanine Non- Controlling Equity Preferred Series C	Mezzanine Non- Controlling Equity Preferred Series D	Non-Controlling Interest	TOTAL SHAREHOLDERS’ EQUITY
BALANCE AS OF DECEMBER 31, 2023	4,754,979	61,986,686	8,953,951	$280,696	$(190,935)	$89,761	$57,545	$5,608	$15,000	$(22,678)	$145,236
Net Income	—	—	—	—	519	519	—	—	—	202	721
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	13,098	—	13,098	—	—	—	—	13,098
Shares Issued for Shares Payable - NHC Business Acquisitions	—	465,797	—	3,834	—	3,834	—	—	—	—	3,834
Shares Issued for Exercise of Warrants	—	135,489	—	252	—	252	—	—	—	—	252
Shares Issued for Conversion of Exchangeable Shares	—	1,937,049	(1,936,085)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	2,603,040	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	838,398	—	1,942	—	1,942	—	—	—	—	1,942
Shares Issued for 2023 Bonus	—	286,406	—	2,715	—	2,715	—	—	—	—	2,715
Shares Issued for Vested GH Group Non-Qualified Options	—	1,433,810	—	2,757	—	2,757	—	—	—	—	2,757
Shares Issued for Payment of Interest on Convertible Debentures	—	191,411	—	1,292	—	1,292	—	—	—	—	1,292
Shares Issued for At-the-Market Program	—	10,000	—	66	—	66	—	—	—	—	66
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	(109)	(109)
Dividends - Preferred Shareholders	—	—	—	—	—	—	7,539	671		(15,959)	(7,749)
BALANCE AS OF DECEMBER 31, 2024	4,754,979	69,888,086	7,017,866	$306,652	$(190,416)	$116,236	$65,084	$6,279	$15,000	$(38,544)	$164,055

See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Year Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$721	$(98,061)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Deferred Tax Benefit	—	1,512
Bad Debt Expense, Net of Recoveries	305	981
Interest Capitalized to Notes Receivable	—	(100)
Loss on Disposal of Property and Equipment	—	130
Depreciation and Amortization	15,044	14,627
(Gain) Loss on Equity Method Investments	(14)	2,102
Impairment Expense for Goodwill	—	37,912
Impairment Expense for Intangible Assets	6,300	14,903
Non-Cash Operating Lease Costs	1,617	1,258
Accretion of Debt Discount and Loan Origination Fees	1,690	2,037
(Gain) Loss on Change in Fair Value of Derivative Asset	(690)	28
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(13,724)	24,399
Share-Based Compensation	13,098	7,637
Changes in Operating Assets and Liabilities:
Accounts Receivable	(1,481)	(172)
Income Taxes Receivable	(1,929)	—
Prepaid Expenses and Other Current Assets	(3,902)	3,883
Inventory	(5,412)	2,361
Other Assets	215	191
Accounts Payable and Accrued Liabilities	8,413	5,985
Interest Payments on Finance Leases	(258)	(159)
Income Taxes Payable	(5,471)	278
Operating Lease Liabilities	(1,556)	(1,151)
Other Non-Current Liabilities	15,426	2,643
NET CASH PROVIDED BY OPERATING ACTIVITIES	28,392	23,224
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(10,294)	(12,309)
Proceeds From Payments on Note Receivable	—	63
Issuance of Note Receivable	—	(285)
Contributions to Equity Method Investments	—	(183)
NET CASH USED IN INVESTING ACTIVITIES	(10,294)	(12,714)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	—	63
Proceeds from the Issuance of Preferred Shares	—	15,300
Payment on Finance Lease	(478)	(284)
Payments on Notes Payable, Third Parties and Related Parties	(7,557)	(696)
Cash Received Upon Exercise of Options	2,194	—
Distributions to Non-Controlling Interest Holders	(109)	(182)
Distributions to Preferred Shareholders	(7,749)	(6,331)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(13,699)	7,870
NET INCREASE IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	4,399	18,380
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	32,524	14,144
CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$36,923	$32,524
See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Year Ended December 31,
	2024	2023
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$5,992	$7,395
Cash Paid for Taxes	2,457	4,830
Non-Cash Investing and Financing Activities:
Shares Issued to Settle Shares Payable - NHC Business Acquisitions	3,834	—
Shares Issued for Vested GH Group Non-Qualified Options	2,757	—
Shares Issued for 2023 Bonus	2,715	—
Recognition of Right-of-Use Asset and Lease Liability for Finance Lease	1,293	1,910
Shares Issued for Payment of Interest on Convertible Debentures	1,292	1,293
Issuance of At-the-Money shares	66	—
Lease Terminations and Amendments	22	630
Adjustment of Preferred Shares to Redemption Value	—	5,793
Shares Issued for Shares Payable - Plus Business Acquisition	—	4,446
Reclass of Turlock Notes Receivable for Acquired Assets of NHC Turlock	—	1,578
Interest Capitalized to Property and Equipment	—	274
See accompanying notes to consolidated financial statements.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.    NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates exclusively in the state of California as of December 31, 2024. The Company, through its subsidiaries cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares”, and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and certain common share purchase warrants (the “Listed Warrants”) are listed on Cboe Canada, trading under the symbols “GLAS.A.U” and “GLAS.WT.U,” respectively. The Equity Shares and Listed Warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF,” respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8 Canada.
Liquidity
Historically, the Company’s primary source of liquidity has been from its operations, capital contributions made by equity investors and preferred equity investors, and debt issuances. The Company is meeting its operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the year ended December 31, 2024, the Company had an accumulated deficit of $190.4 million, a net income attributable to the Company of $0.5 million and net cash provided by operating activities of $28.4 million. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.
The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing. The Company expects to continue to finance its operations, capital expenditures, facility improvements, product development and marketing primarily through cash from sales to customers and may consider future equity issuances and debt financing arrangements.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation
The accompanying Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of operations and cash flows for the years ended December 31, 2024 and 2023, have been included.
Basis of Consolidation
These Consolidated Financial Statements as of December 31, 2024 and 2023 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in Accounting Standards Codification (“ASC”) 810, Consolidation. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.
The following are the Company’s principal wholly-owned or controlled subsidiaries and/or affiliates that are included in these consolidated financial statements as of and for the years ended December 31, 2024 and 2023:
Corporate Entities

Ownership
Entity	Location	Purpose	2024	2023
MPB Acquisition Corp	Nevada	Holding company	100%	100%
GH Group Inc.	Long Beach, CA	Holding company	100%	100%
GHB Usub LLC	Long Beach, CA	Holding company	100%	100%
Glass House Retail, LLC	Long Beach, CA	Holding company	100%	100%
Glass House Cultivation LLC	Camarillo, CA	Holding company	100%	100%
Glass House Manufacturing LLC	Lompoc, CA	Holding company	100%	100%
LOB Investment Co. LLC	Long Beach, CA	Holding company	100%	100%
Plus Products Holding Inc.	Long Beach, CA	Holding company	100%	100%
Plus Products Nevada LLC (1)	Long Beach, CA	Holding company	0%	100%
Plus Products Services LLC (1)	Long Beach, CA	Holding company	0%	100%
Plus Products Wonders LLC (1)	Long Beach, CA	Holding company	0%	100%
Uplift Services LLC (1)	Long Beach, CA	Holding company	0%	100%
Carberry LLC (1)	Long Beach, CA	Holding company	0%	100%
______________________________
(1) The Company dissolved the entity.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Management and Operating Entities

Ownership
Subsidiaries	Location	Purpose	2024	2023
G&H Supply Company, LLC	Carpinteria, CA	Cultivation management	100%	100%
Mission Health Associates, Inc.	Carpinteria, CA	Cannabis cultivation	100%	100%
MGF Management LLC	Carpinteria, CA	Cultivation management	100%	100%
G&K Produce LLC	Carpinteria, CA	Cannabis cultivation	100%	100%
K&G Flowers LLC	Carpinteria, CA	Cannabis cultivation	100%	100%
Glass House Camarillo Cultivation LLC	Camarillo, CA	Cannabis cultivation	100%	100%
GHCH LLC	Camarillo, CA	Hemp cultivation	100%	0%
Lompoc Manufacturing GHG, LLC	Lompoc, CA	Cannabis processing	100%	100%
Lompoc Management Co. LLC	Lompoc, CA	Manufacturing management	100%	100%
CA Manufacturing Solutions LLC	Lompoc, CA	Cannabis manufacturing	100%	100%
Bud and Bloom Inc.	Santa Ana, CA	Cannabis retail	100%	100%
Farmacy SB Inc.	Santa Barbara, CA	Cannabis retail	100%	100%
ICANN LLC	Berkeley, CA	Cannabis retail	100%	100%
Farmacy Isla Vista LLC	Goleta, CA	Cannabis retail	100%	100%
SBDANK LLC	Santa Ynez, CA	Cannabis retail	51%	51%
E7 Eureka LLC	Eureka, CA	Cannabis retail applicant	100%	100%
The Pottery Inc.	Los Angeles, CA	Cannabis retail	100%	100%
Natural Healing Center LLC	Grover Beach, CA	Cannabis retail	100%	100%
NHC Lemoore LLC	Lemoore, CA	Cannabis retail	100%	100%
NHC-MB LLC	Morro Bay, CA	Cannabis retail	100%	100%
NHC Turlock, LLC	Turlock, CA	Cannabis retail	100%	100%
Real Estate Entities

Ownership
Subsidiaries	Location	Purpose	2024	2023
Glass House Farm LLC	Carpinteria, CA	Real Estate	100%	100%
Magu Farm LLC	Carpinteria, CA	Real Estate	100%	100%
East Saint Gertrude 1327 LLC	Santa Ana, CA	Real Estate	100%	100%
GH Camarillo LLC	Camarillo, CA	Real Estate	100%	100%

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Consolidation of Variable Interest Entities
ASC 810 requires a variable interest holder to consolidate a variable interest entity (“VIE”) if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. To determine whether or not a variable interest the Company holds could potentially be significant to the VIE, the Company considers both qualitative and quantitative factors regarding the nature, size and form of the Company’s involvement with the VIE. The equity method of accounting is applied to entities in which the Company is not the primary beneficiary or the entity is not a VIE and the Company does not have effective control, but can exercise influence over the entity with respect to its operations and major decisions. The Company does not consolidate a VIE in which it is not considered the primary beneficiary. The Company evaluates its relationships with all the VIE’s on an ongoing basis to reassess if it continues to be the primary beneficiary.
Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
Use of Estimates
The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations could be negatively impacted.
Fair Value Measurements
The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. The Company has not elected the fair value option for any eligible financial instruments. There have been no transfers into or out of Level 3 during the years ended December 31, 2024 and 2023.
Financial instruments are measured at amortized cost or at fair value. Financial instruments measured at amortized cost consist of accounts receivable, other liabilities, and accounts payable and accrued liabilities wherein the carrying value approximates fair value due to its short-term nature. Other financial instruments measured at amortized cost include notes payable wherein the carrying value at the effective interest rate approximates fair value as the interest rate for such notes payable.
Cash and cash equivalents and restricted cash are measured at Level 1 inputs. Acquisition-related liabilities resulting from business combinations are measured at fair value using Level 1 or Level 3 inputs. Investments that are measured at fair value use Level 3 inputs. Refer to Note 5 – Investments for assumptions used to value investments. Refer to Note 11 – Contingent Shares Payable and Earnout Liabilities for assumptions used to value the contingent consideration.
The individual fair values attributed to the different components of a financing transaction, notably derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.
Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.
Restricted Cash
Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of December 31, 2024 and 2023, restricted cash was $3.0 million in each period, which is held in an escrow account and used as an interest reserve for the Company’s senior term loan agreement. See Note 13 – Notes Payable and Convertible Debentures for further discussion.
Accounts Receivable
The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the Consolidated Balance Sheets, net of an allowance for credit losses. The Company analyzes the aging of accounts receivable, historical credit losses, customer creditworthiness and current economic trends in determining the allowance for credit losses. The Company does not accrue interest receivable on past due accounts receivable.
The Company assesses all information available, including on a forward-looking basis, related to the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on available information, and forward-looking information that is reasonable and supportive. For accounts receivable, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Accounts receivable, net is as follows (in thousands):

	As of December 31,
	2024	2023
Accounts Receivable Amortized Cost	5,693	4,696
Allowance for Credit Losses	(472)	(717)
Accounts Receivable, Net	$5,221	$3,979
The following table summarizes the changes in the allowance for credit losses for accounts receivable (in thousands):

	Year Ended December 31,
	2024	2023
Balance, Beginning of Period	$(717)	$(1,114)
Provision for Expected Credit Losses	(305)	(981)
Write-Offs	550	1,378
Balance, End of Period	$(472)	$(717)
Inventory
Inventory is comprised of raw materials, finished goods and work-in-process such as pre-harvested cannabis plants and by-products to be extracted. The costs of growing cannabis, including but not limited to labor, utilities, nutrition and supplies, are capitalized into inventory until the time of harvest. All direct and indirect costs, except depreciation and amortization related to inventory are capitalized when incurred, and subsequently classified to cost of goods sold in the Consolidated Statements of Operations. Raw materials and work-in-process are stated at the lower of cost or net realizable value, determined using the weighted average cost. The purchase of finished goods inventory costs include the purchase price of the product and freight costs to deliver it the Company’s facilities. Finished goods inventory is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) method of accounting. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. The Company periodically reviews physical inventory for excess, obsolete, and potentially impaired items and reserves. The Company reviews inventory for obsolete, redundant and slow-moving goods, and any such inventory is written down to net realizable value. Packaging and supplies are initially valued at cost. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods. As of December 31, 2024 and 2023, the Company’s reserve was $1.0 million and $0.8 million, respectively.
Leased Assets
In accordance with ASC 842, Leases, the Company determines if an arrangement is a lease at inception. Operating and finance leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating and finance lease (current and non-current) liabilities in the Consolidated Balance Sheets. Leases with an initial term of 12 months or less that do not include an option to purchase the underlying asset that we are reasonably certain to exercise, also known as short-term leases, are not recorded on the Consolidated Balance Sheets and are expensed in the Consolidated Statements of Operations on a straight-line basis over the lease term.
ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. A finance lease is a lease in which at least one of the following is true: 1) ownership of the property transfers to the lessee by the end of the lease term, 2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, 3) the lease is for a major part of the remaining economic life of the underlying asset, 4) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value, or 5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company classifies a lease as an operating lease when it does not meet any one of these criteria.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgment in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination options are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. The Company applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the ROU asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another ROU asset.
In accordance with ASC 842, lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company applies judgment in determining the incremental borrowing rate using estimates which are based on the information available at commencement date. The Company initially measures the ROU asset at the initial amount of the lease liability, plus initial direct costs and lease payments at or before the commencement date, less any lease incentives received.
Additionally, management monitors for events or changes in circumstances that may require a reassessment of one of its leases and determines if a remeasurement is required.
Investments
Long-term investments are related to investments in equity and debt securities of entities over which the Company does not have a controlling financial interest or significant influence and are accounted for at fair value in accordance with ASC 321, Investments—Equity Securities, as well as investments and joint ventures in which the Company can exert significant influence but does not control.
Equity investments without readily determinable fair values (which are classified as Level 3 investments in the fair value hierarchy) are measured at cost with adjustments for observable changes in price or impairments (referred to as the “measurement alternative”). In applying the measurement alternative, the Company performs a qualitative assessment on a quarterly basis and recognizes an impairment if there are sufficient indicators that the fair value of the equity investments is less than carrying values. Changes in value are recorded in other (income) expense, net in the Consolidated Statements of Operations.
Equity Method and Joint Venture Investments
The Company accounts for investments in which it can exert significant influence but does not control as equity method investments in accordance with ASC 323, Investments—Equity Method and Joint Ventures. In accordance with ASC 825, Financial Instruments, the fair value option to measure eligible items at fair value on an instrument-by-instrument basis can be applied. Joint ventures are arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in joint ventures are accounted for under the equity method. These investments are recorded at the amount of the Company’s initial investment and adjusted each period for the Company’s share of the investee’s income or loss, and dividends paid.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Property, Plant and Equipment
Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Land	Not Depreciated
Buildings	15 Years
Furniture and Fixtures	5 Years
Leasehold Improvements	Shorter of Lease Term or Economic Life
Equipment and Software	3 – 5 Years
Construction in Progress	Not Depreciated
The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively, if appropriate. An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Consolidated Statements of Operations in the period the asset is derecognized.
Intangible Assets
Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. The estimated useful lives, residual values and amortization methods are reviewed at each reporting period, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. Amortization is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Dispensary Licenses	Indefinite
Intellectual Property	5-10 Years
In accordance with ASC 350, Intangibles—Goodwill and Other, costs of internally developing, maintaining or restoring intangible assets are expensed as incurred. Costs are capitalized when certain criteria are met through the point at which the intangible asset is substantially complete and ready for its intended use.
Goodwill
Goodwill is measured as the excess of consideration transferred over the net of the acquisition date fair value of assets acquired and liabilities assumed in a business acquisition. Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. In accordance with ASC 350, goodwill and other intangible assets with indefinite lives are not subject to amortization. The Company reviews the goodwill and other intangible assets allocated to each of the Company’s reporting units for impairment on an annual basis as of year-end or whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the carrying amount of a reporting unit is in excess of its fair value, the Company recognizes an impairment charge equal to the amount in excess.
The Company performs a qualitative assessment (commonly referred to as “Step Zero”) to determine whether further quantitative analysis for impairment of goodwill is necessary. In performing Step Zero for the Company’s goodwill impairment test, the Company is required to make assumptions and judgments including but not limited to the following: the evaluation of macroeconomic conditions as related to the Company’s business, industry and market trends, and the overall future financial performance of its reporting units and future opportunities in the markets in which they operate. If impairment indicators are present after performing Step Zero, the Company would perform a quantitative impairment analysis to estimate the fair value of goodwill. Refer to Note 9 –Goodwill for further discussion on goodwill impairment.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Impairment of Long-Lived Assets
For purposes of the impairment test, long-lived assets such as property, plant and equipment, and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). In accordance with ASC 360, Property, Plant, and Equipment, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies at the date of evaluation. In accordance with GAAP, the reversal of impairment losses is prohibited.
Convertible Instruments
The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, Derivatives and Hedging. ASC 815 generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.
For convertible instruments with conversion features that are not required to be accounted for as derivatives under ASC 815 or that do not result in substantial premiums accounted for as paid-in capital, the convertible debt instrument is reported as a single liability instrument with no separate accounting for embedded conversion features. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in the Preferred Shares of GH Group based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the embedded effective conversion price. ASC 815 provides that generally, if an event that is not within the entity’s control, or could require net cash settlement, then the contract shall be classified as an asset or a liability.
Revenue Recognition
Revenue is recognized by the Company in accordance with ASC 606, Revenue from Contracts with Customers. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In order to recognize revenue under ASC 606, the Company applies the following five steps:
(1)Identify a customer along with a corresponding contract;
(2)Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
(3)Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
(4)Allocate the transaction price to the performance obligation(s) in the contract; and
(5)Recognize revenue when or as the Company satisfies the performance obligation(s).

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Revenues consist of wholesale cannabis biomass and cannabis-related consumer packaged goods and retail sales of cannabis, which are generally recognized at a point in time when control over the goods have been transferred to the customer and is recorded net of sales discounts. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy. During the years ended December 31, 2024 and 2023, sales discounts were approximately $27.5 million and $11.9 million, respectively.
Revenue is recognized upon the satisfaction of the performance obligations. The Company satisfies its performance obligations and transfers control upon delivery and acceptance by the customer.
Dispensary Revenue
The Company recognizes revenue from the sale of cannabis products for a fixed price upon delivery of goods to customers at the point of sale since at this time performance obligations are satisfied. Fees collected related to taxes that are required to be remitted to regulatory authorities are recorded as liabilities and are not included as a component of revenues.
Cultivation and Wholesale CPG
The Company recognizes revenue from the sale of cannabis products for a fixed price upon the shipment of cannabis goods as the Company has transferred to the buyer the significant risks and rewards of ownership of the goods. The Company does not retain either continuing material involvement to the degree usually associated with ownership or effective control over the goods sold. Cannabis taxes due upon sale are recorded as a general and administrative expense in the accompanying Consolidated Statements of Operations.
Cost of Goods Sold
Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as cannabis flower, edibles and concentrates, packaging and other supplies, fees for services and processing, and allocated overhead, such as allocations of rent, administrative salaries, utilities and related costs. Cost of goods sold excludes depreciation and amortization.
General and Administrative Expenses
General and administrative expenses are comprised primarily of personnel costs, including salaries, incentive compensation, benefits, and share-based compensation, professional service costs, including legal, accounting, consulting and other professional fees, and corporate insurance and other facilities costs associated with the Company’s corporate offices.
Share-Based Compensation
The Company has an amended and restated equity incentive plan comprised of stock options (“Options”), unrestricted stock bonus, restricted stock units (“RSUs”) and stock appreciation rights (“SARs”). Options provide the right to the purchase of one Equity Share per Option. RSUs provide the right to receive one Equity Share per unit (or cash payment equal to the fair market value of an Equity Share). SARs provide the right to receive cash from the exercise of such right based on the increase in value between the exercise price and the fair market value of the Equity Shares of the Company at the time of exercise.
The Company accounts for share-based awards in accordance with ASC 718, Compensation – Stock Compensation, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using the Black-Scholes valuation model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the Equity Shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, which is generally the performance period, and the related amount is recognized in the Consolidated Statements of Operations.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company elected not to estimate the expected forfeiture rate and only recognize expense for those shares that actually vest.
Advertising Expenses
Advertising expenses are expensed as incurred. Advertising expenses included in sales and marketing expense were $1.0 million and $1.2 million for the years ended December 31, 2024 and 2023, respectively.
Income Taxes
Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the Consolidated Balance Sheets. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.
The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.
Employee Retention Tax Credits
On March 27, 2020, the U.S. government enacted the Coronavirus Aid Relief and Security Act (“CARES Act”) to provide certain relief as a result of the COVID-19 pandemic. The CARES Act provides tax relief, along with other stimulus measures, including a provision for an Employee Retention Credit (“ERC”). As there is no authoritative guidance under GAAP on accounting for government assistance to for-profit business entities, the Company accounts for the ERC by analogy to International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. Since the filing of the ERCs through December 31, 2024, the Company filed with the Internal Revenue Service credits totaling $11.6 million during the year ended December 31, 2023, of which $0.4 million was received during the year ended December 31, 2024. The Company will not recognize the remaining amount of $11.2 million claimed as of December 31, 2024 until such time that it has been determined that the Company has reasonable assurance that the credits will be realized.
Loss Per Share
The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of the Equity Shares (including the Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the period. Multiple Voting Shares, as defined herein, are excluded from the calculation of earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the issuance of shares on the exercise of convertible debentures, contingent shares, warrants, restricted stock units and share options are anti-dilutive. Diluted earnings per share includes options, warrants, restricted stock units, and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debentures. See Note 16 – Loss Per Share for further information.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Segmented Information
The Company currently operates in three reportable segments: retail, wholesale biomass and cannabis-related consumer packaged goods (“CPG”). The retail segment includes Company owned and operated retail cannabis stores in the state of California. The wholesale biomass segment includes the propagation, nursery, flowering canopy, drying, processing and distribution of cannabis biomass. The CPG segment includes the manufacturing, extraction, infusion, conversion, packaging and distribution of the Company’s cannabis products. Certain economic characteristics such as production processes, types of products, classes of customers as well as distribution models differ between segments. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”), who is the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. As of December 31, 2024, all of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation. See Note 20 - Segment Information for further information.
Business Combinations
Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and included in the Consolidated Statements of Operations. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is recognized as goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated Statements of Operations immediately as a gain on acquisition.
Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates, and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, Contingencies, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805, Business Combinations.
Recently Adopted Accounting Standards
ASU 2023-07
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve the financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities. The Company adopted ASU 2023-07 beginning with its 2024 annual report. See Note 20 – Segment Information for the Company’s segment disclosures.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

ASU 2023-01
In March 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-01, Leases (Topic 842): Common Control Arrangements, which requires an entity to determine whether a related party arrangement between entities under common control is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with an unrelated party (on the basis of legally enforceable terms and conditions). ASU 2023-01 also requires a lessee in a common-control lease arrangement to amortize leasehold improvements over the improvements’ useful life to the common control group regardless of the lease term if the lessee continues to control the use of the underlying asset through a lease. The Company adopted ASU 2023-01 on January 1, 2024. The adoption of the standard did not have a material impact on the Company’s Consolidated Financial Statements.
Recent Accounting Pronouncements Not Yet Adopted
ASU 2024-04
In November 2024, the FASB issued ASU 2024-04, Induced Conversions of Convertible Debt Instruments. ASU 2024-04 clarifies requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. To account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. ASU 2024-04 is effective for the Company beginning in the first quarter of 2026. Early adoption is permitted. ASU 2024-04 may be applied either prospectively to any settlements of convertible debt instruments that occur after the effective date or retrospectively by recasting prior periods and recognize a cumulative-effect adjustment to equity. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2024-03
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of specified information about certain costs and expenses including purchases of inventory, employee compensation, depreciation and intangible asset amortization for each income statement line item that contains those expenses in the notes to financial statements on an annual and interim basis. ASU 2024-03 also requires entities to include certain amounts that are required to be disclosed under existing U.S. GAAP to be included in the disaggregated income statement expense line item disclosures, disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclose the amount of selling expenses and the entity’s definition of selling expenses. ASU 2024-03 is effective for the Company beginning with the 2027 annual report. Early adoption is permitted. ASU 2024-03 may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2023-09
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires annual disclosures of specific categories in the rate reconciliation, additional information for reconciling items that meet a quantitative threshold and a disaggregation of income taxes paid, net of refunds. ASU 2023-09 also eliminates certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. ASU 2023-09 is effective for the Company beginning with the 2025 annual report. Early adoption is permitted. ASU 2023-09 should be applied prospectively. Retrospective adoption is permitted. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.    CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of December 31, 2024 and 2023, the Company has not experienced any losses with regards to its cash balances.
The Company provides certain credit terms in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical and projected future trends and other information. For the years ended December 31, 2024 and 2023, there was one customer that comprised 18% and 21%, respectively, of the Company’s revenues. Revenue for the customer is included in the Company’s wholesale biomass segment. As of December 31, 2024 and 2023, the customer had a balance due to the Company of $1.1 million and $0.7 million, respectively.
4.    INVENTORY

Inventory consists of the following (in thousands):

	As of December 31,
	2024	2023
Raw Materials	$2,913	$1,192
Work-in-Process	4,572	3,327
Finished Goods	6,767	4,321
Total Inventory	$14,252	$8,840
5.    INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method (in thousands):

	LOB Group, Inc.	5042 Real Estate Investment, LLC	Reeform, LLC	Lompoc TIC, LLC	TOTAL
Balance December 31, 2022	$2,303	$1,780	$—	$163	$4,246
Additions	—	—	183	—	183
Gain (Loss) on Equity Method Investments	(2,303)	191	(19)	29	(2,102)
Balance December 31, 2023	—	1,971	164	192	2,327
Gain (Loss) on Equity Method Investments	—	194	(164)	(16)	14
Balance at December 31, 2024	$—	$2,165	$—	$176	$2,341

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

During the years ended December 31, 2024 and 2023, the Company recorded a net gain and a net loss, respectively, from equity method investments of $14 thousand and $2.1 million, respectively. Equity investments are classified as Level 3 investments in the fair value hierarchy. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid.
6.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	As of December 31,
	2024	2023
Land	$70,888	$70,888
Buildings	154,039	143,207
Furniture and Fixtures	1,483	827
Leasehold Improvements	15,574	14,680
Equipment and Software	11,094	9,498
Construction in Progress	6,456	10,166
Total Property, Plant and Equipment	259,534	249,266
Less Accumulated Depreciation and Amortization	(47,282)	(33,580)
Property, Plant and Equipment, Net	$212,252	$215,686
Construction in progress represents assets under construction for cultivation not yet ready for use. During the years ended December 31, 2024 and 2023, the Company recorded depreciation expense of $14.3 million and $13.5 million, respectively. The amount of amortization recognized for finance leases during the years ended December 31, 2024 and 2023 was $0.6 million and $0.3 million, respectively, see Note 12 – Leases for further information. During the years ended December 31, 2024 and 2023, the Company capitalized interest to property and equipment of nil and $0.3 million, respectively.
7.    ASSET ACQUISITION

NHC Turlock, LLC
On April 21, 2023, the Company completed the acquisition of NHC Turlock, LLC, a California retail dispensary, through GHG-NHC Turlock Inc., a wholly-owned subsidiary of the Company. Pursuant to the terms of the merger agreement, calculation and payment of consideration for the acquisition of NHC Turlock was to occur at the end of its sixth full quarter of operations (“Turlock Earnout Date”), at twenty-four times its annualized EBITDA in that quarter ("Turlock Contingent Consideration") offset by the amount owed by the seller of NHC Turlock to the Company under a note receivable. As of the date of acquisition, the fair value of the Turlock Contingent Consideration was determined to be nil based on the Company's forecasts of future EBITDA, and as a result, the total consideration was estimated to be the balance of a note receivable of $1.6 million. The Company recorded $0.3 million in inventory and $1.3 million of intangible assets for NHC Turlock’s cannabis license and assumed the lease related to this entity. At the Turlock Earnout Date during the three months ended December 30, 2024, it was determined that the Contingent Consideration payment threshold was not met.
The Company analyzed the transaction under ASC 805, Business Combinations, and determined that it did not meet the criteria of a business and accounted for the transaction as an asset acquisition. At the acquisition date for NHC Turlock, the Company determined that NHC Turlock’s cannabis license was fully impaired and recorded an impairment expense for intangible assets of $1.3 million for year ended December 31, 2023. See Note 8 – Intangible Assets for further information.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.    INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	As of December 31,
	2024	2023
Definite Lived Intangible Assets
Customer Relationships	$587	$587
Intellectual Property	4,777	4,777
Total Definite Lived Intangible Assets	5,364	5,364
Less Accumulated Amortization	(3,034)	(2,321)
Definite Lived Intangible Assets, Net	2,330	3,043
Indefinite Lived Intangible Assets
Cannabis Licenses	11,870	18,170
Total Indefinite Lived Intangible Assets	11,870	18,170
Total Intangible Assets, Net	$14,200	$21,213
During the years ended December 31, 2024 and 2023, the Company recorded amortization expense related to intangible assets of $0.7 million and $1.1 million, respectively.
During the year ended December 31, 2024, the Company recognized $6.3 million of other than temporary impairment in its cannabis licenses related to its retail reportable segment as a result of updated earnings projections for unforeseen changes in the market from more than expected retail competition.
During the year ended December 31, 2023, the Company recognized $9.4 million of other than temporary impairment in its cannabis licenses related to its retail reportable segment that were identified as part of the annual impairment assessment as of December 31, 2023 as a result of unforeseen changes in the market from more than expected retail competition in the latter half of calendar 2023. During the year ended December 31, 2023, the Company recognized $2.0 million and $3.5 million of other than temporary impairment in customer relationships and intellectual property, respectively, related to its consumer packaged goods reportable segment as a result of updated earnings projections for unforeseen changes in market demand in the consumer packaged goods market.
The following is the future minimum amortization expense to be recognized for the years ended December 31 (in thousands):

2025	$723
2026	603
2027	470
2028	123
2029	123
Thereafter	288
Total Future Amortization Expense	$2,330

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.    GOODWILL

As of December 31, 2024 and 2023, goodwill was nil for each period. There was no activity for goodwill for the year ended December 31, 2024. The following are activities for goodwill for the year ended December 31, 2023 (in thousands):

Balance December 31, 2022	$37,798
Measurement Period Adjustments	114
Impairments During the Year	(37,912)
Balance December 31, 2023	$—
During the year ended December 31, 2023, management noted indications of impairment on the goodwill of its retail reportable segment and recorded an impairment expense of $23.8 million as a result of unforeseen changes in the market from more than expected retail competition. During the year ended December 31, 2023, management noted indications of impairment on the goodwill of its consumer packaged goods reportable segment and recorded an impairment expense of $14.1 million as a result of unforeseen changes in market demand in the consumer packaged goods market.
10.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2024	2023
Accounts Payable	$8,688	$5,540
Accrued Liabilities	14,409	13,123
Accrued Payroll and Related Liabilities	4,058	5,351
Sales Tax and Cannabis Taxes	3,973	2,918
Total Accounts Payable and Accrued Liabilities	$31,128	$26,932
The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of December 31, 2024 and 2023, was approximately $0.4 million and $1.1 million, respectively.
11.    CONTINGENT SHARES PAYABLE AND EARNOUT LIABILITIES

Activity related to the contingent shares and earnout liabilities consisted of the following (in thousands):

Balance at December 31, 2022	$14,657
Contingent Shares Issued for Plus Products Acquisition	(4,446)
Change in Fair Value of Contingent Liabilities	24,378
Balance at December 31, 2023	34,589
Change in Fair Value of Contingent Liabilities	(14,324)
Balance at December 31, 2024	$20,265

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Contingent Earnout – Mercer Park Business Combination
On June 29, 2021, Mercer Park, a special purpose acquisition corporation (or “SPAC”) listed on the NEO Exchange Inc. (currently, Cboe Canada) in Canada, consummated its qualifying transaction (the “Mercer Park Business Combination”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 8, 2021, as amended (the “Mercer Park Business Combination Agreement”), pursuant to which Mercer Park indirectly acquired 100% of the common equity interests of GH Group. The Business Combination was effectuated by a reverse merger of an indirect subsidiary of Mercer Park with GH Group, with GH Group as the surviving entity that became a majority-owned indirect subsidiary of the Company.
Upon closing of the Mercer Park Business Combination, 1,008,975 Equity Shares issued to the sponsor of Mercer Park were locked up by the Company. These Equity Shares were to be released from the lock-up restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. During the year ended December 31, 2021, the Company released 392,819 Equity Shares that were originally subject to lock-up restrictions. In accordance with ASC 480, Distinguishing Liabilities from Equity, management determined the provisions of these earnouts required liability treatment. Accordingly, the remaining 616,156 Equity Shares were subject to a capital-based earnout of permitted debt or equity financings within one year following closing. During the year ended December 31, 2023, the Company determined the criteria applicable to the sponsor earnout liability related to the Mercer Park Business Combination was not satisfied at the expiration of the earnout period and recorded a decrease in fair value of $1.2 million included in (gain) loss on change in fair value of contingent liabilities and shares payable on the Consolidated Statements of Operations.
Additional earnout payments consisting of up to an additional 6,306,095 Equity Shares were issuable to the previous sponsor of Mercer Park and all holders of record of the Equity Shares, the Exchangeable Shares, vested stock options and vested RSUs as of December 31, 2022 in the event the 20-day VWAP of the Equity Shares reached $13.00 or $15.00 within two years of closing of the Business Combination. In accordance with ASC 480, management determined the provisions of this earnout did not require liability treatment. During the year ended December 31, 2023, the Company determined that the Equity Share price targets were not met and no Equity Shares were issued in connection with this earnout.
Contingent Earnout – Camarillo Transaction
During the year ended December 31, 2021, the Company purchased certain real property in Camarillo, California (the “Camarillo Transaction”). As a consideration for the option right to purchase certain real property in conjunction with the Camarillo Transaction (the “Option Right”), the Company is obligated to pay a contingent earnout fee of up to $75 million, payable in Equity Shares, if certain conditions and financial metrics are met. The contingent consideration is classified as a Level 3 investment in the fair value hierarchy. The value of the contingent consideration is based upon the potential earn-out of the facilities’ adjusted earnings during the earnout period and is measured at fair value using a discounted cash flow model that is based on unobservable inputs. As of December 31, 2024 and 2023, the fair value of the contingent earnout was nil and $18.1 million, respectively, and included as a component of contingent shares and earnout liabilities in the accompanying Consolidated Balance Sheets. The decrease in fair value of $18.1 million and increase in fair value of $14.0 million during the years ended December 31, 2024 and 2023, respectively, were included in (gain) loss on change in fair value of contingent liabilities and shares payable on the Consolidated Statements of Operations. During the year ended December 31, 2023, due to the improvement in the Company’s operations at the facility, the Company determined the potential earnings had significantly increased and as a result increased the fair value of the earnout liability. During the year ended December 31, 2024, due to a decrease in the projected financial metrics related to the Company’s operations at the facility, the Company reduced the fair value of the earnout liability.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Contingent Shares – Camarillo Transaction
As additional consideration for the Option Right, the Company issued 6,500,000 Equity Shares upon the closing of the Camarillo Transaction. The Company allocated the fair value of the Option Right to the assets acquired upon its exercise in September 2021. In addition to the Equity Shares issued for the Option Right, the Company is obligated to issue up to 3,500,000 Equity Shares as a contingent payment, which are subject to certain conditions and events following closing. The contingent shares are classified as Level 3 investments in the fair value hierarchy. The value of the contingent consideration is based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs. As of December 31, 2024 and 2023, the fair value of the contingent payment was $20.3 million and $16.5 million, respectively, and included as a component in contingent shares and earnout liabilities in the accompanying Consolidated Balance Sheets. The Company recorded increases in fair value of $3.7 million and $9.7 million during the years ended December 31, 2024 and 2023, respectively, included in (gain) loss on change in fair value of contingent liabilities and shares payable on the Consolidated Statements of Operations.
Contingent RSUs – Plus Products
On April 28, 2022, the Company completed an acquisition of 100% of the equity interests in Plus Products Holdings, Inc. (“Plus Products”), a leading cannabis edibles company located in California. Pursuant to the terms of the acquisition agreement, the Company issued 1,300,000 RSUs contingent on revenue earnout provisions. The Company allocated the fair value of the contingent RSUs to the net assets acquired upon the closing of the transaction. During the year ended December 31, 2023, the Company recorded an increase in fair value of $1.9 million included in (gain) loss on change in fair value of contingent liabilities and shares payable on the Consolidated Statements of Operations, reclassified $4.4 million of contingent shares payable to additional paid-in-capital and issued Equity Shares as final settlement of the share payable contractual requirement. See Note 14 – Shareholders’ Equity for further discussion.
12.    LEASES

The Company leases buildings which it uses for corporate purposes and the production and sale of cannabis products. In accordance with ASC 842, lease liability is initially measured at the present value of total lease payments, discounted using a discount rate set to the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company uses an estimated incremental borrowing rate. Total lease payments are comprised of (i) fixed lease payments less any incentives; (ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; (iii) the amount expected to be payable by the lessee under residual value guarantees; (iv) the exercise of purchase options, if the lessee is reasonably certain to exercise the options; (v) payments of penalties for early termination of a lease unless the Company is reasonably certain not to terminate early. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date.
An ROU asset is measured at the initial amount of the lease liability, plus initial direct costs and lease payments at or before the commencement date, less any lease incentives received.
Operating leases may contain renewal options that provide for rent increases based on prevailing market conditions. The terms used to calculate the ROU assets for these properties include the renewal options that the Company is reasonably certain to exercise. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants. For finance leases, lease costs are comprised of straight-line amortization of the ROU asset and the interest portion of lease payments which are recorded to depreciation and amortization and interest expense, respectively, on the Consolidated Statements of Operations. Finance lease ROU assets are amortized based on the lesser of the lease term and the useful life of the leased asset according to the capital asset accounting policy. If ownership of the ROU assets transfers to the Company at the end of the lease term or if the Company is reasonably certain to exercise a purchase option, amortization is calculated using the estimated useful life of the leased asset.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following table presents components of lease cost (in thousands):

	Year Ended December 31,
	2024	2023
Finance Lease Cost:
Amortization of Finance Lease Right-of-Use Assets	$603	$293
Interest on Lease Liabilities	258	159
Operating Lease Cost	2,563	2,441
Short-Term Lease Costs	1,217	1,149
Total Lease Expenses	$4,641	$4,042
Additional information related to the Company’s leases is as follows (in thousands, except lease term and discount rate):

	Year Ended December 31,
	2024	2023
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Finance Leases	$252	$148
Operating Cash Flows from Operating Leases	$2,501	$2,333
Financing Cash Flows from Finance Leases	$478	$284

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Finance Leases	$1,293	$1,910
Recognition of Right-of-Use Assets for Operating Leases	$825	$—

Weighted-Average Remaining Lease Term (Years) - Finance Leases	3	4
Weighted-Average Remaining Lease Term (Years) - Operating Leases	6	7
Weighted-Average Discount Rate - Finance Leases	12.03%	11.00%
Weighted-Average Discount Rate - Operating Leases	11.60%	11.46%

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Future minimum lease payments under non-cancelable finance and operating leases for each of the following years were as follows (in thousands):

	Operating Leases		Finance Leases
December 31:	Third Parties	Related Parties	Third Parties	Total
2025	$1,399	$1,015	$1,095	$3,509
2026	1,373	664	892	2,929
2027	1,127	681	705	2,513
2028	537	699	229	1,465
2029	542	717	1	1,260
Thereafter	1,059	1,791	1	2,851
Total Future Minimum Lease Payments	6,037	5,567	2,923	14,527
Less: Imputed Interest	(1,559)	(1,620)	(346)	(3,525)
Present Value of Lease Liability	4,478	3,947	2,577	11,002
Less: Current Portion of Lease Liability	(926)	(639)	(889)	(2,454)
Present Value of Lease Liability, Net of Current Portion	$3,552	$3,308	$1,688	$8,548
On September 14, 2021, the Company entered into an agreement to lease out a portion of its real property at approximately $500 thousand per month for 36 months. However, lease payments to the Company are abated if certain contingencies were met by the lessee. During the year ended December 31, 2024, such contingencies were expected to be met, and as a result, no rental income was recognized by the Company.
The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $800 to $56,000 and expire through November 2032. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.
13.    NOTES PAYABLE AND CONVERTIBLE DEBENTURES

Notes payable consisted of the following (in thousands):

	As of December 31,
	2024	2023
Term loan payable maturing in November 30, 2026, bearing interest at 12 percent and 10 percent, respectively, per annum	$41,875	$49,375
Convertible Debentures	16,006	16,006
Other	378	435
Total Notes Payable	58,259	65,816
Less: Unamortized Debt Issuance Costs and Loan Origination Fees	(63)	(1,753)
Net Amount	58,196	64,063
Less Current Portion of Notes Payable	(7,644)	(7,550)
Notes Payable, Net of Current Portion	$50,552	$56,513

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Senior Secured Credit Agreement
On December 9, 2021 (the “Senior Secure Closing Date”), the Company entered into a senior secured term loan agreement, as amended (the “Credit Agreement”), for total available proceeds of up to $100 million with funds managed by a U.S.-based private credit investment fund and other participating third-party lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Credit Agreement of $50 million. Beginning 24 months following the Senior Secure Closing Date, the principal amount is repaid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount through the November 30, 2026 maturity date. Beginning on December 31, 2021, interest is paid in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate will not be less than 10% per annum or exceed 12% per annum. As of December 31, 2024 and 2023, the interest rate was 12% and 10%, respectively.
The Company has optional and mandatory prepayments. Mandatory prepayments include any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation will be repaid by 100% of cash proceeds received from the sale or disposition of assets with certain exemptions as defined in the Credit Agreement. As of the Senior Secure Closing Date, the Company deposited an interest reserve in the amount of $3 million into an escrow account, which is included as restricted cash in the Consolidated Balance Sheets as of December 31, 2024 and 2023. Additionally, the Company’s equity interests held in its subsidiaries, including, without limitation, in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC, which subsidiaries hold title to the Company’s real property, were pledged as security.
The Credit Agreement contains a financial covenant which requires the Company to maintain liquidity in excess of $10 million at all times. As of December 31, 2024 and 2023, the Company was in compliance with such financial covenant. Additionally, there are certain covenants which require the Company to maintain a specific minimum debt service coverage ratio (the “DSCR”) measured quarterly beginning with the quarter ending December 31, 2022.
Amendments to the Senior Secured Credit Agreement
On January 21, 2022, the Company amended and restated the Credit Agreement (the “1st Amendment”) wherein certain events of default were waived by the Senior Secured Lender.
On May 12, 2022, the Company amended and restated the Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived by the Senior Secured Lender, and the Company entered into an incremental term loan in the amount of $10 million (the “Incremental Term Loan”), for total available proceeds of $110 million payable in monthly installments at an interest rate of 10% per annum. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan was payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Senior Secured Lender, with an exercise price of $11.50 per share, to acquire Equity Shares until June 26, 2026. The fair value of the warrants were determined using Level 1 inputs as these warrants are openly traded on a stock exchange. During the year ended December 31, 2022, the Company recorded an additional debt discount of $89 thousand related to the change in terms of the Credit Agreement. In addition to receiving the $10 million in Incremental Term Loan, the Company paid $0.6 million in direct loan fees, which were recorded as a debt discount.
On August 30, 2022, the Company fully repaid the $10 million Incremental Term Loan in cash. In accordance with ASC 470-50, Modifications and Extinguishments, the Company recorded $0.5 million of unamortized debt discount as a loss on extinguishment of debt during the year ended December 31, 2022.
In March 2023, the Company entered into an amendment to the Credit Agreement by which the Senior Secured Lender waived and deferred enforcement of certain covenants which require the Company to maintain the DSCR beginning with the quarter ending on June 30, 2023. As of December 31, 2024, the Company was in compliance with the DSCR covenant. In connection with the amendment to the Credit Agreement, the Company paid an amount equal to 2% of the aggregate principal amount of the loan outstanding as of August 1, 2023. The Company recognized amendment fees of $1.0 million as other expense and paid such fee on July 27, 2023.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

On February 23, 2024, the Company entered into Amendment Number Five to Credit Agreement, Waiver, and Consent with the Senior Secured Lender to among other things approve of the GH Group Series C Preferred and GH Group Series D Preferred offerings and to amend the Credit Agreement to change the Minimum EBITDA requirement to have an annualized EBITDA of $20.0 million for the fiscal quarter period ending December 31, 2023, a Last Twelve Month (“LTM”) EBITDA of $20.0 million for the fiscal quarter periods ending March 31, 2024 and June 30, 2024, and a LTM EBITDA of $22.5 million for each month ending on July 31, 2024 and for each month ending thereafter. As of December 31, 2024, the EBITDA requirements have been met.
On February 28, 2025, the Company used proceeds from the Senior Secured Credit Facility (as defined in Note 21 – Subsequent Event) to repay the remaining balance of the Credit Agreement term loan in the amount of $40.6 million plus fees. See Note 21 – Subsequent Event for further information.
Senior Secured Credit Facility
On February 28, 2025, the Company entered into a senior secured credit facility for an aggregate principal amount of $50 million. See Note 21 – Subsequent Event for further information.
Convertible Debentures
On April 28, 2022, the Company completed the Plus Products acquisition in which the purchase price was payable in part through an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (the “Series A Notes”) and 8,002 debenture notes (the “Series B Notes”) (collectively, the “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable in semi-annual arrears until April 15, 2027 (the “Maturity Date”). Interest is payable in cash, by the issuance of the Company’s Equity Shares or a combination of both at the sole discretion of the Company, based on the 10-day VWAP of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD $1.00 to CAD $1.27.
The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) CAD $4.08.
The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of December 31, 2024, the balance of $11.9 million and $4.1 million for the Series A Notes and Series B Notes, respectively remain outstanding. The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. Accordingly, the fair value of the conversion features for the Series A Notes and Series B Notes were measured at fair value using a binomial lattice model that is based on unobservable inputs and are classified as Level 3 investments in the fair value hierarchy. During the years ended December 31, 2024 and 2023, the Company recorded a change in derivative asset of approximately $(690) thousand and $28 thousand, respectively, as a component of (gain) loss on change in fair value of derivative asset in the Consolidated Statements of Operations. As of December 31, 2024 and 2023, fair value of the derivative instruments was $883 thousand and $193 thousand, respectively, included in other assets in the Consolidated Balance Sheets.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Scheduled maturities of notes payable for each of the following years were as follows (in thousands):

December 31:	Principal Payments
2025	$7,556
2026	34,436
2027	16,267
Total Future Minimum Principal Payments	$58,259
14.    SHAREHOLDERS’ EQUITY

As of December 31, 2024 and 2023, the authorized share capital of the Company was comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.
Multiple Voting Shares
The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three (3)-year sunset period that would have expired on June 29, 2024. At the annual general and special meeting of the shareholders of the Company held on June 23, 2023, shareholders passed a special resolution to amend the Articles to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.
Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably in the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Exchangeable Shares of MPB Acquisition Corp.
Exchangeable Shares are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges its Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though it will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.
The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.
Preferred Shares of GH Group, Inc.
The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 50,000,000 of which 45,000,000 shares were designated as shares of Series A Preferred Stock (“GH Group Series A Preferred”), 55,000 shares are designated as shares of Series B Preferred Stock (“GH Group Series B Preferred”), 5,000 shares are designated as shares of Series C Preferred Stock (“GH Group Series C Preferred”) and 15,000 shares are designated as shares of Series D Preferred Stock (“GH Group Series D Preferred”). GH Group Series A Preferred shares were fully redeemed or converted prior to December 31, 2022 and are no longer outstanding. Holders of the GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of GH Group common stock, of which holders of GH Group Series B Preferred are to receive payment prior to holders of GH Group Series C Preferred and GH Group Series D Preferred. GH Group has the right to redeem all or a portion of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.
The GH Group Series B Preferred and the GH Group Series C Preferred carry a 20% cumulative dividend rate, which increases by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The GH Group Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. Dividends are payable if and when declared by GH Group’s board of directors.
There were 49,969 shares of the GH Group Series B Preferred issued and outstanding as of December 31, 2024 and 2023; there were 5,000 shares of the GH Group Series C Preferred issued and outstanding as of December 31, 2024 and 2023; and there were 15,000 shares of the GH Group Series D Preferred issued and outstanding as of December 31, 2024 and 2023. In accordance with the provisions above, the Company recorded dividends to the holders of the GH Group Preferred Shares in the amount of $16.0 million and $12.7 million for the years ended December 31, 2024 and 2023, respectively.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

At-The-Market Program
The Company commenced the at-the-market distribution program (the “ATM Program”) in December 2024 by means of a prospectus supplement dated December 2, 2024 (the "Prospectus Supplement") to its short form base shelf prospectus dated May 16, 2024 (the "Shelf Prospectus") with the securities regulatory authorities in all provinces and territories of Canada in connection with the ATM program. The ATM Program is pursuant to the terms of an equity distribution agreement dated November 13, 2024 (the “Equity Distribution Agreement”) with ATB Securities Inc. and Canaccord Genuity Corp., pursuant to which, the Company may from time to time sell up to $25 million of its Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares (collectively, the “Equity Shares”) under the ATM Program.
Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
The Company recorded income attributable to a non-controlling interest during the years ended December 31, 2024 and 2023, of $202 thousand and $209 thousand, respectively. The value of the equity issuances issued to non-controlling interest members were determined using the estimated fair value of the equity of the Company.
Share and Equity Transactions During the Year Ended December 31, 2023
During the year ended December 31, 2023, the Company through its subsidiary, GH Group, closed on a private placement financing of 300 GH Group Series C Preferred Shares with an aggregate face value of $300 thousand. In conjunction with these transactions, the Company issued 60,000 Company warrants. The warrants have an exercise price of $5.00 per warrant which expire in August 2027. The Company recorded the fair value of the Series C Preferred Shares in the amount of $216 thousand, which is net of the value allocated to the newly issued warrants of $84 thousand. The Series C Preferred Shares are accounted for as mezzanine non-controlling interest as the Series C Preferred Shares redemption feature is not in the sole control of the Company. The Series C Preferred Shares were accreted by accrued but unpaid dividends and were therefore adjusted to their redemption value as of December 31, 2023 with an adjustment of $84 thousand.
During the year ended December 31, 2023, the Company issued 1,300,006 Equity Shares in relief of the shares payable as contractually required. Accordingly, the Company reclassified $4.4 million of shares payable to equity. See Note 11 – Contingent Shares Payable and Earnout Liabilities for further disclosure.
During the year ended December 31, 2023, the Company issued 271,063 shares in payment of $1.3 million of accrued interest on convertible debentures.
During the year ended December 31, 2023, the Company through its subsidiary, GH Group, closed on a private placement financing of 15,000 GH Group Series D Preferred Shares with an aggregate face value of $15 million. In conjunction with these transactions, the Company issued 3,000,000 Company warrants. The warrants have an exercise price of $6.00 per warrant and expire in August 2028. The Company recorded the fair value of the Series D Preferred Shares in the amount of $9.3 million, which is net of the value allocated to the newly issued warrants of $5.7 million. The Series D Preferred Shares are accounted for as mezzanine non-controlling interest as the Series D Preferred Shares redemption feature is not in the sole control of the Company. The Series D Preferred Shares were accreted by accrued but unpaid dividends and were therefore adjusted to their redemption value as of December 31, 2023 with an adjustment of $5.7 million.
Share and Equity Transactions During the Year Ended December 31, 2024
During the year ended December 31, 2024, the Company issued 190,575, 107,379 and 167,843 Equity Shares in relief of deferred Equity Shares payable as contractually required for the fiscal year 2022 acquisitions of Natural Healing Center, LLC, NHC Lemoore, LLC and NHC-MB LLC, respectively. Accordingly, the Company reclassified $3.8 million of shares payable to equity.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

During the year ended December 31, 2024, the Company issued 135,489 Equity Shares valued at $0.3 million to various individuals for the exercise of warrants.
During the year ended December 31, 2024, certain holders of Exchangeable Shares exchanged 1,937,049 Exchangeable Shares for 1,936,085 Equity Shares.
During the year ended December 31, 2024, the Company issued 2,603,040 Equity Shares to various individuals for the conversion of Restricted Stock Units.
During the year ended December 31, 2024, the Company issued 838,398 Equity Shares valued at $1.9 million to various individuals for the exercise of stock options.
During the year ended December 31, 2024, the Company issued 286,406 Equity Shares valued at $2.7 million as settlement for the fiscal year 2023 bonus.
During the year ended December 31, 2024, the Company issued 1,433,810 Equity Shares valued at $2.8 million as settlement for vested GH Group non-qualified options.
During the year ended December 31, 2024, the Company issued 191,411 shares in payment of $1.3 million of accrued interest on convertible debentures.
During the year ended December 31, 2024, the Company issued 10,000 shares under the ATM Program at an average price of $6.72 per share for gross proceeds of $67 thousand. The Company received net proceeds of $66 thousand after paying commissions of $1 thousand to the sales agent for the 2024 ATM Program. The share issuance costs have been presented net within additional-paid in capital.
Variable Interest Entity
The below table summarizes information for entities the Company has concluded to be VIEs as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.
The aggregate balances of the VIE included in the accompanying Consolidated Balance Sheets and Consolidated Statements of Operations were as follows below as of and for the years ended December 31, 2024 and 2023 (in thousands):

	December 31,
	2024	2023
Current Assets	$306	$181
Non-Current Assets	4,333	4,216
Total Assets	$4,639	$4,397

Current Liabilities	$33	$2
Non-Current Liabilities	234	238
Total Liabilities	$267	$240

Revenues, Net	$240	$240
Net Income Attributable to Non-Controlling Interest	$129	$140

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.    SHARE-BASED COMPENSATION

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus and restricted stock units (together, the “Awards”). The Awards are expensed and recorded as a component of general and administrative costs. The maximum number of the Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Equity Shares issuable in exchange for unrestricted Exchangeable Shares) as calculated using the treasury method. The Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of an Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms), and the number of the Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of the Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.
Stock Options
A reconciliation of the beginning and ending balance of stock options outstanding was as follows:

	Number of Stock Options	Weighted- Average Exercise Price
Outstanding as of December 31, 2023	1,435,794	$2.84
Exercised	(892,095)	2.74
Forfeited	(14,697)	2.26
Outstanding as of December 31, 2024	529,002	3.08
The following table summarizes the stock options that remain outstanding as of December 31, 2024:

Security Issuable	Exercise Price	Expiration Date	Stock Options Outstanding
Equity Shares	3.08	April 2025	107,322
Equity Shares	3.08	January 2026	421,680
			529,002
As of December 31, 2024 and 2023, options vested and exercisable were 529,002 and 1,416,870, respectively. There were no stock options granted during the years ended December 31, 2024 and 2023. As of December 31, 2024, stock options outstanding have a weighted-average remaining contractual life of 0.87 years.
The total intrinsic value of stock options exercised during the year ended December 31, 2024 was $5.3 million. There were no stock options exercised during the year ended December 31, 2023. The intrinsic value represents the difference between the fair market value of the Company’s common stock on the date of exercise and the exercise price of each stock option. Based on the fair market value of the Company’s common stock at December 31, 2024 and 2023, the total intrinsic value of outstanding stock options was $1.4 million and $2.7 million, respectively.
For the years ended December 31, 2024 and 2023, the Company recognized $3 thousand and $290 thousand, respectively, of share-based compensation expense related to these stock options and was included as a component of general and administrative expense in the Consolidated Statements of Operations.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Immediately prior to the close of the Mercer Park Business Combination, GH Group had outstanding vested and unvested options. Incident to the close, certain options were exercised. Of the remaining options, the vested GH Group non-qualified stock options (“NQSOs”) were paid the net-value of their outstanding options at close by reserving 1,400,000 Subordinate Voting Shares which were to be issued on or before June 29, 2024. Prior to the issuance of the shares, the Company recorded $2.8 million in Shares Payable on the Consolidated Balance Sheet. During June 2024, the Company issued 1,433,810 shares reflected in shares issued for vested GH Group non-qualified options on the Consolidated Statements of Changes in Shareholders’ Equity and reclassified $2.8 million from shares payable to additional paid-in capital on the Consolidated Balance Sheet.
Restricted Stock Units
A reconciliation of the beginning and ending balance of RSUs outstanding was as follows:

Number of Restricted Stock Units
Unvested as of December 31, 2023	2,533,575
Granted	3,487,084
Vested	(2,603,040)
Forfeited	(83,333)
Unvested as of December 31, 2024	3,334,286
The weighted-average grant date fair values of RSUs granted during the years ended December 31, 2024 and 2023 were $6.59 and $3.24, respectively. The fair value of the RSUs granted during the years ended December 31, 2024 and 2023 were determined using the value of the Equity Shares at the date of grant. The fair values of RSUs that vested during the years ended December 31, 2024 and 2023, were $21.3 million and $4.6 million, respectively.
During the years ended December 31, 2024 and 2023, the Company recognized $13.1 million and $7.3 million, respectively, in stock-based compensation related to RSUs and is included as a component of general and administrative expense in the Consolidated Statements of Operations.
As of December 31, 2024, there was $17.0 million of unrecognized compensation expense related to unvested RSUs which is expected to be recognized over a weighted-average period of approximately 2.30 years. For RSUs subject to graded vesting, the Company recognizes compensation cost on a straight-line basis over the service period for the entire award.
Stock Appreciation Right Units
GH Group has SARs which are issued to various employees of the Company. The SARs vested 33% one year after the grant date and the remaining 67% vested monthly over two years. Vested and exercised SARs will receive cash in the amount of the SARs exercised multiplied by the excess of the fair market value of an Equity Share as of the exercise date over the stated strike price of the SAR. As the SARs are cash-settled, the Company recognizes the value of the SARs as liabilities which are included in accounts payable and accrued liabilities in the Consolidated Balance Sheets. As of December 31, 2024 and 2023, the Company recorded a liability of $121 thousand and $219 thousand, respectively.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

A reconciliation of the beginning and ending balance of the SARs outstanding was as follows:

Number of Stock Appreciation Rights Units
Outstanding as of December 31, 2023	135,916
Exercised	(65,844)
Forfeited	(25,268)
Outstanding as of December 31, 2024	44,804
During the years ended December 31, 2024 and 2023, the Company recognized $262 thousand and $219 thousand, respectively, of expense related to the SARs.
Warrants
A reconciliation of the beginning and ending balance of warrants outstanding was as follows:

	Number of Warrants	Weighted- Average Exercise Price
Outstanding as of December 31, 2023	47,318,882	$9.56
Exercised	(280,396)	5.07
Expired	(2,654,445)	10.00
Outstanding as of December 31, 2024	44,384,041	9.56
The following table summarizes the warrants that remained outstanding as of December 31, 2024:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Equity Shares	$11.50	June 2026	30,664,500	30,664,500
Equity Shares	5.00	August 2027	10,739,541	10,739,541
Equity Shares	6.00	August 2028	2,980,000	2,980,000
			44,384,041	44,384,041
There were no warrants granted during the year ended December 31, 2024. For the year ended December 31, 2023, the fair value of the warrants granted with a fixed exercise price and fair valued using level 3 inputs was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

Year Ended December 31, 2023
Weighted-Average Risk-Free Annual Interest Rate	0.07%
Weighted-Average Expected Annual Dividend Yield	0.0%
Weighted-Average Expected Stock Price Volatility	2.07%
Weighted-Average Expected Life in Years	0.10
Weighted-Average Estimated Forfeiture Rate	0.0%
During the year ended December 31, 2023, the weighted-average fair value of warrants granted was $3.10 per warrant. As of December 31, 2024, warrants outstanding had a weighted-average remaining contractual life of 1.91 years.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.    LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share (in thousands, except share and per share data):

	Year Ended December 31,
	2024	2023
Net Income (Loss) Attributable to the Company	$519	$(98,270)
Less: Dividends and Increase in Redemption Values of GH Group Preferred Shares	(15,959)	(18,443)
Adjusted Net Loss Attributable to the Company	$(15,440)	$(116,713)

Weighted-Average Shares Outstanding - Basic	75,229,075	72,028,902
Weighted-Average Shares Outstanding - Diluted	75,229,075	72,028,902

Loss Per Share - Basic	$(0.21)	$(1.62)
Loss Per Share - Diluted	$(0.21)	$(1.62)
For the years ended December 31, 2024 and 2023, diluted loss per share was the same as basic loss per share as the potential issuance of shares related to stock-based award plans, warrants, contingent shares and convertible debentures were anti-dilutive.
The following common equivalent shares were excluded from the Loss Per Share - Diluted calculation because their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2024	2023
Stock Award Plans	3,863,288	3,969,369
Warrants	44,384,041	47,318,882
Contingent Shares	3,000,000	3,000,000
Convertible Debentures	2,762,051	3,467,523
Total	54,009,380	57,755,774
Adjusted net loss attributable to the Company is adjusted for dividends and various other adjustments as defined in ASC 260 Earnings Per Share. After adjustments as defined in ASC 260, if the Company is in a net loss position, diluted loss per share is the same as basic loss per share when the potential issuance of shares related to convertible debentures, warrants and stock-based compensation grants are antidilutive. After adjustments, as defined in ASC 260, if the Company is in a net income position, diluted earnings per share includes shares related to convertible debentures, warrants, stock-based compensation grants and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debentures.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.    PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2024	2023
Current:
Federal	$12,392	$7,369
State	(1,894)	1,062
Total Current	10,498	8,431

Deferred:
Federal	—	940
State	—	572
Total Deferred	—	1,512
Total Provision for Income Taxes	$10,498	$9,943
The components of deferred tax assets and liabilities were as follows (in thousands):

	As of December 31,
	2024	2023
Deferred Tax Assets:
Allowance for Doubtful Accounts	$820	$893
Inventory Reserve	309	543
Accrued Expenses	759	1,168
Other	775	668
Operating Lease Liabilities	2,514	3,285
Stock-based Compensation	1,806	5,277
Loss on Disposal of Subsidiary	—	1,721
Operating Losses	36,985	39,874
Property and Equipment and Depreciation	5,108	3,999
Total Deferred Tax Assets	49,076	57,428
Valuation Allowance	(39,890)	(48,439)
Net Deferred Tax Assets	9,186	8,989
Deferred Tax Liabilities:
Property, Plant and Equipment	(4,238)	(6,330)
Right-of-Use Assets	(2,437)	(2,659)
State Taxes	(2,511)	—
Total Deferred Tax Liabilities	(9,186)	(8,989)
Net Deferred Tax Assets	$—	$—

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The reconciliation between the effective tax rate on income and the statutory tax rate were as follows (in thousands):

	Year Ended December 31,
	2024	2023
Income Tax Benefit at Federal Rate	$2,356	$(18,505)
State Taxes and Fees	1,083	(1,436)
IRS Section 280E Disallowance	—	6,128
Uncertain Tax Position	15,424	2,138
Over Accrual of Prior Year Taxes	(7,454)	(2,106)
Change in Valuation Allowance	(7,120)	12,136
Change in Fair Value of Contingent Consideration	(2,882)	5,124
Return to Provision	(646)	(2,410)
Other Adjustments	6,208	140
Impairment Expense	—	8,240
Other Permanent Differences	3,529	494
Reported Provision for Income Taxes	$10,498	$9,943
The Company has used a discrete effective tax rate method to calculate taxes for the years ended December 31, 2024 and 2023.
When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.
A reconciliation of the beginning and ending amount of total unrecognized tax benefits were as follows (in thousands):

	As of December 31,
	2024	2023
Balance at Beginning of Year	$5,444	$2,801
IRS Section 280E Positions	15,424	2,643
Balance at End of Year	$20,868	$5,444
As the Company operates in the legalized cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, whereas the Company deducts all operating expenses on its state tax returns for which there is no comparable provision of Section 280E under the California Revenue and Taxation Code.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Based on legal interpretation, it is the Company's position that it does not owe taxes attributable to the application of Section 280E. Additionally, the Company has determined that the tax impact of its corporate overhead allocation was less likely than not to be sustained on the merits as required under ASC 740, Income Taxes, due to the evolving interpretations of Section 280E. The Company included in the balance of total unrecognized tax benefits as of December 31, 2024 a potential benefit of $20.9 million that if recognized would impact the effective tax rate on income from operations, of which $12.1 million is related to its tax positions based on legal interpretations that challenge the Company's tax liability under Section 280E. The Company included in the balance of total unrecognized tax benefits as of December 31, 2023 a potential benefit of $5.4 million that if recognized would impact the effective tax rate on income from operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.
The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may, from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.
As of December 31, 2024, the Company’s federal tax returns since 2020 and state tax returns since 2019 are still subject to adjustment upon audit. The 2019 federal tax return of Natural Healing Center LLC (pre-acquisition) is currently under IRS examination. No other tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.
18.    COMMITMENTS AND CONTINGENCIES

Contingencies
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licenses and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company was in compliance with applicable local and state statues, regulations, and ordinances as of December 31, 2024 and 2023, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.
Royalty
Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”), and GH Brands LLC, a California limited liability company and former subsidiary of the Company (“GH Brands”), entered into a License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne, professionally known as Bella Thorne, for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of the License and Service Agreement was 3 years, with the right to renew upon 60 days prior notice for an additional 2-year term. Royalty fees for Bella Thorne branded boxes were 10% for the 1st year and 12% for years 2 to 5. Royalty fees for flower products and accessories were 6% for the 1st year, 7% for the 2nd year and 8% for years 3 to 5. Minimum guarantee fees were recoupable against royalties for an initial term of $1.0 million ($50 thousand initial payment, $200 thousand for the 1st year, $375 thousand for the 2nd year and $375 thousand for the 3rd year). The agreement provided an option to renew for a 2-year term with a guaranteed minimum fee of $1.5 million ($750 thousand for the 4th year and $750 thousand for the 5th year). The Company did not exercise the option to renew the License and Services Agreement. On May 31, 2023, the parties agreed to settle the outstanding balances for $450 thousand. During the year ended December 31, 2023, the Company recognized a gain related to these royalties in the amount of $58 thousand.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024 and 2023, there were no pending or threatened lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the Consolidated Financial Statements relating to claims and litigations. As of December 31, 2024 and 2023, there were also no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.
Element 7 Transaction and Litigation
Effective February 23, 2021, GH Group entered into a Merger and Exchange Agreement (“E7 Merger Agreement”) with Element 7 CA, LLC (“E7”) whereby GH Group had the right, subject to satisfactory completion of due diligence and certain other conditions, to obtain all of the limited liability company membership interests or other equity interests held by E7 in 17 holding companies that hold the rights to certain in-process state and local cannabis retail licenses or license applications, some of which were partially owned. In addition, GH Group entered into a License Development and Consulting Agreement (“E7 License Agreement”, and together with the E7 Merger Agreement, the “E7 Agreements”) with E7 to provide certain retail consulting services to develop and obtain up to 34 cannabis retail licenses in exchange for the payment of certain fees as set forth in the E7 License Agreement. In November 2021, GH Group terminated the E7 Agreements based on a breach of contract by E7, and as of December 31, 2021, GH Group had converted certain pre-closing financing payments and consulting fees into notes receivable in the amount of $2.3 million. As of December 31, 2024 and 2023, the notes receivable were fully reserved by the Company. As of December 31, 2023, the Company had received limited liability membership interests or other equity interests in three E7 entities out of 17 entities that were contractually committed to be transferred under the E7 Merger Agreement.
On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements.
The court proceeding was subsequently withdrawn by the Company without prejudice, and on March 13, 2022, GH Group entered into an agreement with American Patriot Brands, Inc. (“APB”) to jointly file suit against E7 to enforce the transfer of certain contractually committed cannabis retail licenses (“Joint Litigation Agreement”). GH Group and APB jointly refiled a complaint against E7 in the Superior Court of California, County of Los Angeles (Case No. 22STCV09323). The Superior Court severed the claims of GH Group and APB, which resulted in APB’s claims remaining in Superior Court and GH Group’s claims being adjudicated in Signature Arbitration (Case No. LQMGL) (collectively, “Element 7 Proceeding”).
Under the terms of the Joint Litigation Agreement, GH Group agreed to pay all legal fees for GH Group and APB’s joint litigation against E7. GH Group also held the option to purchase any E7 cannabis retail license or licensed entity interests recovered by APB from E7 that were included in the E7 Merger Agreement, that either have a state or local permit and a valid lease, or a local permit that is without a real property site but is in a competitive license jurisdiction, in each case at a valuation of $750 thousand per E7 license or licensed entity, paid in Equity Shares at the 10-day VWAP calculated as of the date of such purchase. In addition, under the Joint Litigation Agreement, GH Group also held the right of first refusal to purchase any other E7 cannabis retail licenses or licensed entity outside of the foregoing groups, and the right to terminate the Joint Litigation Agreement at any time. As part of the Element 7 Settlement, the Joint Litigation Agreement was terminated as of September 19, 2023.
On September 19, 2023, E7, APB and GH Group entered into a Settlement and General Mutual Release Agreement (“Element 7 Settlement”), where E7 agreed to pay GH Group $2.9 million to settle the Element 7 Proceeding; provided, that if E7 paid GH Group $1.9 million by December 15, 2023, then E7 would have been entitled to a credit of $1.0 million towards the $2.9 million payment. In addition, E7 would retain ownership of its cannabis retail licenses.
E7 failed to pay GH Group $1.9 million by December 15, 2023, and it also failed to subsequently pay GH Group the $2.9 million that was due under the Element 7 Settlement.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

On March 6, 2024, the Superior Court of Los Angeles entered into a Final Judgment and Order against E7 for the amount of $2.9 million in favor of GH Group. The Company is currently conducting debtor examinations in an effort to enforce the judgment.
On November 19, 2024, C and H Holdings (“C and H”) filed a breach of contract claim among other claims against E7 and other E7 related entities (“C and H Lawsuit”). In addition, C and H requested that the court appoint a receiver for E7 so that the assets could be used to satisfy C and H's claims under its loan agreement with E7 and the related E7 entities that were included in the lawsuit. C and H also named GH Group in the lawsuit to prevent GH Group from satisfying its judgment against E7.
GH Group is opposing the C and H Lawsuit and has asked that the judge clarify which E7 assets are subject to the C and H loan. As of March 20, 2025, this matter is still pending.
Catalyst Litigation
The Company was the plaintiff in litigation in the Central District Superior Court of the County of Los Angeles against Elliot Lewis (“Lewis”), Damian Martin (“Martin”), South Cord Holdings LLC (“SCH”), and South Cord Management LLC (“SCM”) (collectively, “Catalyst Defendants”) following various public, false, and defamatory statements made by Lewis and Martin, co-founders of SCM and SCH, that the Company is the “largest black marketeer” of cannabis in the history of the United States, only 25% of the Company’s cultivated cannabis is sold through legal channels, and therefore 70-80% is sold illegally, and that the Company is engaging in illicit conduct to avoid taxes.
The Company is the defendant in litigation in the Central District Superior Court of the County of Los Angeles filed by 562 Discount Med, Inc. (“Discount Med” doing business as Catalyst Cannabis Co.), an affiliate of SCH and SCM. Discount Med has asserted claims against the Company for violation of California Business & Professions Code Section 17200 et seq., California's Unfair Competition Law. Discount Med similarly alleged, like the Catalyst Defendants, that the Company is the “largest black marketeer” of cannabis in the United States and has purposefully structured its business to profit from the illicit market. The Company has categorically denied all such allegations and asserted affirmative defenses.
On May 20, 2024, the Company voluntarily dismissed without prejudice the defamation lawsuit against the Catalyst Defendants.
On June 25, 2024, the Superior Court of California (Los Angeles County) dismissed the lawsuit filed by Discount Med against Glass House for unfair competition. The Court granted Glass House’s motion for judgment on the pleadings with prejudice. On July 15, 2024, the Court entered a judgment in Glass House’s favor, awarding costs against the plaintiff and concluding the case. On August 7, 2024, Discount Med filed a Notice of Appeal of the judgment of dismissal following an order granting a motion for judgment on the pleadings without leave to amend. No dates have been set as of yet for the appeal as the appellate record has not yet been finalized.
ATES Enterprises, LLC Lease Settlement
On November 2, 2023, GH Group entered into a settlement agreement and general release with respect to a lawsuit that was filed on August 16, 2023, against ATES Enterprises, LLC (“ATES”), a former subsidiary of the GH Group, concerning a breach of contract and breach of personal guaranty relating to a lease for certain real property located at 2040-2050 W. 16th Street in Long Beach, California. While GH Group was not a party to the lease and ATES was previously divested by GH Group, GH Group maintained certain indemnity obligations related to the lease. In the lawsuit, the landlords were claiming over $750 thousand in damages. GH Group ultimately agreed to pay the landlords $400 thousand to settle the case. During December 31, 2023, the Company accrued the $400 thousand settlement which was paid in full as of December 31, 2023.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.    RELATED PARTY TRANSACTIONS

Leases
Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213 thousand, increasing to $243 thousand for years two to five. The lease was renewed for one year starting in October 2024. Rent expense for the years ended December 31, 2024 and 2023 were $373 thousand and $439 thousand, respectively.
3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64 thousand, increasing to $69 thousand for year two and increasing five percent per annum thereafter. Rent expense for the years ended December 31, 2024 and 2023 were $80 thousand and $77 thousand, respectively.
Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced on the first calendar day after the Company publicly announced the opening of a retail cannabis location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $5 thousand starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment is $144 thousand and increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2024 and 2023 were $269 thousand in each period.
In August 2022, the Kazan Trust dated December 10, 2004, a trust of which the trustee is an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36 thousand, increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2024 and 2023 were $36 thousand in each period.
Consulting Agreement
Beach Front Property Management Inc., a company that is majority-owned by an executive and certain board members of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $11 thousand for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the years ended December 31, 2024 and 2023 were $140 thousand and $134 thousand, respectively.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.    SEGMENT INFORMATION

Operations by reportable segment for the year ending December 31, 2024 are as follows (in thousands):

	Year Ended December 31, 2024
	Retail	Wholesale Biomass	CPG	Corporate & Other	Total
Revenues, Net	$43,816	$139,086	$17,996	$—	$200,898
Cost of Goods Sold	23,053	66,973	13,479	—	103,505
Gross Profit	20,763	72,113	4,517	—	97,393
Operating Expenses:
General and Administrative	13,621	12,083	1,317	33,105	60,126
Sales and Marketing	1,780	128	38	472	2,418
Professional Fees	37	206	37	7,488	7,768
Depreciation and Amortization	1,509	11,723	794	1,018	15,044
Impairment Expense for Intangible Assets	—	—	—	6,300	6,300
Income (Loss) from Operations	3,816	47,973	2,331	(48,383)	5,737
Other (Income) Expense:
Interest Expense	159	92	22	8,911	9,184
Gain on Equity Method Investments	—	—	—	(14)	(14)
Gain on Change in Fair Value of Derivative Asset	—	—	—	(690)	(690)
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	(13,724)	(13,724)
Other (Income) Expense, Net	(405)	109	49	9	(238)
Total Other (Income) Expense Net	(246)	201	71	(5,508)	(5,482)
Income (Loss) Before Income Taxes	$4,062	$47,772	$2,260	$(42,875)	$11,219
Total Assets	$26,216	$235,576	$12,589	$36,121	$310,502

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the year ending December 31, 2023 are as follows (in thousands):

	Year Ended December 31, 2023
	Retail	Wholesale Biomass	CPG	Corporate & Other	Total
Revenues, Net	$39,078	$105,696	$16,062	$—	$160,836
Cost of Goods Sold	17,527	47,501	14,839	—	79,867
Gross Profit	21,551	58,195	1,223	—	80,969
Operating Expenses:
General and Administrative	13,058	9,015	2,101	28,740	52,914
Sales and Marketing	1,720	359	66	693	2,838
Professional Fees	99	233	171	6,801	7,304
Depreciation and Amortization	1,311	11,114	743	1,459	14,627
Impairment Expense for Goodwill	—	—	—	37,912	37,912
Impairment Expense for Intangible Assets	—	—	—	14,903	14,903
Income (Loss) from Operations	5,363	37,474	(1,858)	(90,508)	(49,529)
Other Expense:
Interest Expense	96	25	13	9,685	9,819
Interest Income	—	—	—	(45)	(45)
Loss on Equity Method Investments	—	—	—	2,102	2,102
Loss on Change in Fair Value of Derivative Asset	—	—	—	28	28
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	24,399	24,399
Other Expense, Net	262	299	285	1,440	2,286
Total Other Expense Net	358	324	298	37,609	38,589
Income (Loss) Before Income Taxes	$5,005	$37,150	$(2,156)	$(128,117)	$(88,118)
Total Assets	$27,054	$220,054	$12,774	$43,893	$303,775
21.    SUBSEQUENT EVENT

Senior Secured Credit Facility
On February 28, 2025, the Company entered into a senior secured credit facility for an aggregate principal amount of $50 million, maturing on February 28, 2030 (the “Senior Secured Credit Facility”). The initial interest rate for the Senior Secured Credit Facility is 8.75% and has a floating interest rate based on the Wall Street Journal's prime rate plus 1.25%. On February 28, 2025, the Company entered into an interest rate swap agreement with a notional amount of $50 million that effectively converted the variable-rate debt to a fixed rate of 8.58%. The interest rate swap agreement expires on February 28, 2030.

GLASS HOUSE BRANDS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Payments for the first two years are interest only. Principal and interest payments will be made during the last three years based on a straight-line amortization of the loan amount over a period of 15 years, with a balloon payment of $40 million due on the maturity date.
The Senior Secured Credit Facility will be secured by a first priority lien on the Company’s Camarillo, Padaro and Casitas greenhouse farms and facilities and a first priority lien on the rest of the Company’s assets excluding other real estate.
The Senior Secured Credit Facility contains a covenant which requires the Company to maintain liquidity in excess of $10 million at all times. The Senior Secured Credit Facility also contains a covenant which requires the Company to maintain a Consolidated Fixed-Charge Coverage Ratio of at least 1.25x measured quarterly on a trailing-twelve-month basis commencing as of December 31, 2024. The Fixed-Charge Coverage Ratio is defined as Adjusted EBITDA minus income tax expense divided by the current portion of long-term debt plus interest expense plus the current portion of capital leases. Preferred equity dividend payments and convertible debt payments are not included in the Fixed-Charge Coverage Ratio calculation as the former can be suspended if needed and the latter can be paid in shares.
The Company used the proceeds from the Senior Secured Credit Facility to repay the remaining balance of the Credit Agreement term loan in the amount of $40.6 million plus fees on February 28, 2025 and intends to use the remaining proceeds for working capital and general corporate purposes.